# Hatteras Capital Distributors, LLC

## Financial Statements and Supplemental Schedules

For the Year Ended December 31, 2025



HATTERAS
FUNDS

**Hatteras Capital Distributors, LLC**

Financial Statements and Supplemental Schedule and Report of Independent

Registered Public Accounting Firm for the Year Ended December 31, 2025

Hatteras Capital Distributors, LLC
Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123 |
| Expires: Nov. 30, 2026 |
| Estimated average burden hours per response:  12 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
|  |

## FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING  01/01/2025  AND ENDING  12/31/2025
MM/DD/YY  ·  MM/DD/YY

---

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Hatteras Capital Distributors, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**8510 Colonnade Center Drive, Suite 150**
(No. and Street)

| **Raleigh** | **NC** | **27615** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Kevin Masters** | **404-841-1010** | |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Goldman & Company, CPA's, P. C.**
(Name – if individual, state last, first, and middle name)

| **3535 Roswell Road** | **Atlanta** | **GA** | **30062** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |
| --- | --- |

| FOR OFFICIAL USE ONLY |
| --- |
|  |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, David B. Perkins _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hatteras Capital Distributors, LLC _____, as of 12/31 _____, 2025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> CAMP HOON
> NOTARY PUBLIC
> Wake County
> North Carolina
> My Commission Expires June 22, 2030

Notary Public

Signature: _____

Title: _____
Managing Director

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Hatteras Capital Distributors, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Hatteras Capital Distributors, LLC as of December 31, 2025, the related statements of operations, changes in member's equity and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hatteras Capital Distributors, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Emphasis of Matter**

Hatteras Capital Distributors, LLC adjusted is beginning balance on the Statement of Changes in Member's Equity by recording a prior period adjustment as discussed in Footnote 5. Our opinion is not modified with respect to this matter.

**Basis for Opinion**

These financial statements are the responsibility of Hatteras Capital Distributors, LLC 's management. Our responsibility is to express an opinion on Hatteras Capital Distributors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The Schedule's I- Computation of Net Capital Under SEC Rule 15c3-1, Schedule II-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule III-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Hatteras Capital Distributors, LLC's financial statements. The supplemental information is the responsibility of Hatteras Capital Distributors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's I, II. and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 30, 2026

goldman & COMPANY, CPAS

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

Financial Statements

Hatteras Capital Distributors, LLC
Statement of Financial Condition

| December 31, | 2025 |
|---|---|
| **Assets** | |
| Cash and Cash Equivalents | 49,907 |
| Fees Receivable (Net of Allowance of $12,781) | 301,555 |
| Due From Affiliate | 49,217 |
| Prepaid expenses and other assets | 29,531 |
| **Total Assets** | **430,210** |
| | |
| **Liabilities** | |
| Accrued expenses and account payable | 4,237 |
| **Total Liabilities** | 4,237 |
| | |
| **Equity** | 425,973 |
| **Total Liabilities and Equity** | **430,210** |

*The accompanying notes are an integral part of these financial statements.*

Hatteras Capital Distributors, LLC

Statement of Operations

| Year ended December 31, | 2025 |
|---|---|
| *Revenues:* | |
| Private Placement Fees | 296,659 |
| Total Revenues | 296,659 |
| | |
| *Expenses:* | |
| Payroll and Related Expenses | 9,885 |
| Commissions | 64,076 |
| Marketing events and Materials | - |
| Professional fees | 32,453 |
| Regulatory fees and expenses | 34,852 |
| Office expenses | 25,793 |
| Rent | 300 |
| Insurance | 9,357 |
| Bad Debt Expense | 12,781 |
| *Total Expenses* | 189,497 |
| | |
| *Net Income:* | 107,162 |

*The accompanying notes are an integral part of these financial statements.*

**Hatteras Capital Distributors, LLC**
**Statement of Changes in Member's Equity**
**For the year ended December 31, 2025**

| | |
|---|---:|
| Beginning equity, January 1, 2025, previously reported | 233,971 |
| Prior Period Adjustment See Note 5 | 84,840 |
| Beginning equity, January 1, 2025 as adjusted | 318,811 |
| | |
| Net Income | 107,162 |
| Ending equity, December 31, 2025 | 425,973 |

*The accompanying notes are an integral part of these financial statements.*

Hatteras Capital Distributors, LLC

Statement of Cash Flows

| Year ended December 31, | 2025 |
|---|---|
| **Operating Activities** | |
| Net Income | 107,162 |
| Adjustments to reconcile net income to net cash provided by operations | |
| Change in due from affiliate | 100,480 |
| Change in Fees Receivable | (194,215) |
| Change in prepaid and other assets | 9,294 |
| Change in accounts payable and accrued expenses | (1,319) |
| Net Cash Provided by Operating Activities | 21,402 |
| Cash and Cash equivalents, beginning of year | 28,505 |
| Cash and Cash Equivalents, end of year | 49,907 |

*The accompanying notes are an integral part of these financial statements.*

1.    Summary of Business Activities and Significant Accounting Policies

Hatteras Capital Distributors, LLC (the "Company" or "HCD") was organized on January 4, 2007, as a limited liability company under the laws of the state of North Carolina, and is a wholly owned subsidiary of Hatteras Investment Partners, LLC (the "Advisor"). The Advisor provides investment advisory services to various affiliated funds.,

On January 5, 2016, the Company, along with the Advisor, was purchased by Raleigh Acquisition Corporation, an LLC formed by members of the Company's management to acquire the assets of the Company and Hatteras Investment Partners, LLC from RCS Capital Corporation. The Advisor was subsequently renamed Hatteras Funds, LP, and later renamed Hatteras Investment Partners, LLC.

*Basis of Presentation*
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The information furnished includes all adjustments and accruals of a normal recurring nature, which, in the opinion of management, are necessary for a fair statement of results.

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates, and these differences could be material.

*Cash and Cash Equivalents*
The Company maintains cash deposits with a financial institution. At times, these balances may exceed the amount insured by the Federal Deposit Insurance Corporation (the "FDIC"). The Company did not have cash balances as of December 31, 2025, that were in excess of the FDIC insured limits. There were no restrictions placed on the Company's cash deposits at December 31, 2025, nor at any point during the twelve-months ended December 31, 2025. The Company defines Cash and Cash Equivalents as highly liquid instruments with original maturities of less than 90 days.

*Due from Affiliates*
At December 31, 2025, $49,217 was due on demand from Hatteras Investment Partners. LLC. The Company has determined that all amounts due from Hatteras Investment Partners LLC are collectable and no valuation allowance or reclassification is needed. The amount due from Hatteras Funds at January 1, 2025, was $149,697.
*Revenue Recognition*

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope. Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include Fund Servicing Agreements.

Refer to Revenue Recognition Note: Revenue from Contracts with Customers for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

*Revenue from Contracts with Customers:*

*Fund Servicing Agreements and Concentrations:*
The Company recognizes revenue generally when it is earned and realized or realizable, when persuasive evidence of an arrangement exists, services have been rendered, and collectability is reasonably assured. The Company earns all of its fees by providing private placement services to related and unrelated funds through distribution agreements. Fees are calculated upon investment, as applicable, as a percentage of the investments into the funds, which is reported by each fund's administrator.

All revenue in 2025 was generated from fees for private placements. The revenue is recognized based upon the capital investment into the funds and paid over time, normally twelve quarters.

*Single Reportable Segment:*

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including private placements and fund servicing The Company has identified its Managing Director as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 100% revenue from two external customers in 2025.

*Expenses*
The Company recognizes expenses in its Statement of Income as expenses are incurred. The Company is party to a written expense sharing agreement with Hatteras Investment Partners, with whom the Company shares office facilities. The expense sharing agreement results in the Company incurring certain expenses within its Statement of Income based upon a percentage of time, space and equipment used by Hatteras Funds in conducting activities of the Company. The Company and Hatteras Funds review the specific expense sharing percentages and estimates included within the expense sharing agreement annually to ensure such expense sharing percentages and estimates remain reasonable.

*Income Taxes*
The Company is a single member limited liability company that is treated as a disregarded entity for income tax purposes. As a result of the Company's designation as a disregarded entity for income tax purposes, no income taxes have been recognized within the Company's financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10 Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax position to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company is evaluating new accounting standards and will implement as necessary.

*Commitments and Contingencies*

The Company has evaluated its commitments and contingences under FASB ASC 440 and ASC 450 and determined that no significant unrecorded commitments and contingencies exist as of December 31, 2025.

2. Related Party Transactions

The Statement of Income includes operating expenses resulting from the expense sharing agreement in place with Hatteras Investment Partners and occasionally allocations of other direct expenses paid on behalf of the Company. At December 31, 2025, $49,217 was due from and $1,543 is due to and included in accounts payable to Hatteras Investment Partners, LP on the Statement of Financial Condition. The following table sets forth the Company's related party expenses for the year ended December 31, 2025:

| | |
|---|---|
| *Revenues:* | |
| Success fees | - |
| Total Revenues | - |
| *Expenses:* | |
| Payroll and Related Expenses | 9,885 |
| Office expenses | 180 |
| Rent | 300 |
| *Total Expenses* | 10,365 |
| *Net Loss:* | (10,365) |

3. Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule, Rule 15c3-l, which requires the Company to maintain minimum net capital, as defined, as the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2025, the Company had regulatory net capital of $45,670 which is $40,670 in excess of the Company's net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital is 0.093 to1.0.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money to, customers and, accordingly, in reliance on Footnote 74 to SEC release 34-70073 as discussed in Q&A #8 of the related FAQ issued by SEC staff.

4. Subsequent Events

The Company has evaluated subsequent events through March 30, 2026, the date the financial statements were issued, and determined that there were no subsequent events that required disclosure.

5. Prior Period Adjustments

The company recorded a prior period adjustments to increase the balance in beginning balance in Member's Equity by $84,840. This was to record 2024 revenue that was not previously recorded. The effect of this entry would have increased equity on the Statement of Financial Condition and Statement of Member's Equity for the year ending December 31, 2024. In the prior year the Company was in compliance with net capital required by SEC rule 15c3-1 after the prior period adjustments were recorded.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Hatteras Capital Distributors, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Hatteras Capital Distributors, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities by providing private placement services to related funds through distribution agreements.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Hatteras Capital Distributors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hatteras Capital Distributors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 30, 2026

goldman & COMPANY, CPAS

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683



HATTERAS
Investment Partners

HATTERASINVESTMENTPARTNERS.COM / T: 919.846.2324 / F: 919.846.3433
8510 COLONNADE CENTER DRIVE / SUITE 150 / RALEIGH, NC 27615 – 3050

# Exemption Report

**Hatteras Capital Distributors, LLC** (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and the Firm is filing this Exemption Report in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has no obligation under SEC Rule 15c3-3 because it does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts. The Firm conducts business activities involving; distributor or wholesaler of private placements of securities; underwriter or selling group participant of best efforts offerings; and maintain only institutional customers' and other broker/dealer' accounts. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities.

The Firm had no exceptions to the provision identified above throughout the most recent fiscal year.

I, David B. Perkins, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

David B. Perkins 3·27-2024

Authorized Signature Date
David B. Perkins
Managing Member

Supplementary Information

# Hatteras Capital Distributors, LLC

## Schedule I
### Computation of Net Capital Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(4)

| December 31, | 2025 |
|---|---:|
| **Computation of Net Capital Pursuant to Rule 15c3-1** | |
| Computation of Net Capital: | |
| Total member's equity from statement of financial condition | $ 425,973 |
| Less: Non allowable assets: | |
| Other assets | 380,303 |
| Net Capital | 45,670 |
| | |
| Computation of Basic Net Capital Requirement: | |
| 6-2/3% of $4,237 aggregate indetedness | 282 |
| Minimum net capital required, pursuant to Rule 15c3-1 | 5,000 |
| Minimum dollar net capital requirements of reporting broker/dealer | 5,000 |
| Excess net capital | 40,670 |
| | |
| Computation of Aggregate Indebtedness | |
| Accounts payable and accrued expenses | 4,237 |
| | |
| Total Aggregate Indebtedness | 4,237 |
| | |
| Percentage of Aggregated Indebtedness to Net Capital | 9.28% |

**Statement Pursuant to Rule 17a-5(d)(4)**

A Reconciliation of the Company's computation of net capital as reported in the unaudited Amended Part IIA of Form X-17A-5 as of December 31, 2025 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

**Hatteras Capital Distributors, LLC**

**Schedule II**
**Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities Exchange**
**Commission**
**AS of December 31, 2025**


The Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release no. 34-70073, and as discussed in Question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

**Hatteras Capital Distributors, LLC**

**Schedule III**

**Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the**
**Securities and Exchange Commission**
**As of December 31, 2025**

The Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release no. 34-70073, and as discussed in Question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities